UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
18/F, Tower A, Global Trade Center
36 North Third Ring Road East, Dongcheng District
Beijing 100013
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

EXPLANATORY NOTE
The Registrant is furnishing this amendment (this “Amendment”) to its Form 6-K dated August 19, 2010 (the “Original 6-K”) to correct a typographical error in the Unaudited Condensed Consolidated Statements of Income. The Original 6-K inadvertently referenced 2010 in the column heading for June 30, 2009 and similarly referenced 2009 in the column heading for June 30, 2010. This Amendment contains no other changes from the Original 6-K.

SIGNATURE
EX-99.1

Exhibit 99.1 – Press release

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED
By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Director, Chief Executive Officer and President

Date: September 8, 2010

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